SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 28, 2003

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205 – 9th Avenue SE
Calgary, Alberta Canada T2G 0R4

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

     This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

Purpose of Filing
Background and Succession Pursuant to Rule 12g-3
SIGNATURES

Purpose of Filing

Fording Canadian Coal Trust, a trust organized under the laws of the province of Alberta, Canada (the “Trust”), is filing this Form 6-K to establish itself, pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the successor issuer to Fording Inc., a company organized under the laws of Canada (“Old Fording”).

Background and Succession Pursuant to Rule 12g-3

On February 28, 2003, Old Fording converted its business into an income trust as described in the Information Circular (as defined below) pursuant to a plan of arrangement (the “Plan of Arrangement”) approved by the holders of common shares (the “Common Shares”) and options to acquire Common Shares of Old Fording on February 19, 2003 and by the Court of Queen’s Bench of Alberta on February 20, 2003.

The arrangement occurred pursuant to the Plan of Arrangement involving Old Fording, Teck Cominco Limited, Westshore Terminals Income Fund, Ontario Teachers’ Pension Plan Board, Sherritt International Corporation and CONSOL Energy Inc., and provided for the creation of the Trust. In connection with the Plan of Arrangement, shareholders of Old Fording were given the choice of receiving in exchange for their Common Shares:

•	units in the Trust (the “Units”) on the basis of one Unit per Common Share to the maximum unit amount (approximately 21.4 million Units, in total), subject to proration;

•	C$35.00 in cash per Common Share to a maximum of C$1.05 billion, subject to proration; or

•	a combination of cash and Units.

Shareholders of Old Fording had until 4:00 p.m. (Mountain Standard Time) on February 27, 2003 to make their elections. Shareholders of Old Fording who failed to make a proper election were deemed to have elected the Unit option, subject to proration, in respect of their Common Shares.

The Plan of Arrangement and related transactions are more fully described in the Notice of Special Meeting, Notice of Petition and Information Circular of Old Fording dated November 20, 2002, as supplemented and amended by the supplement to the Information Circular dated December 8, 2002, the second supplement to the Information Circular dated December 30, 2002 and the third supplement to the Information Circular dated January 27, 2003 (the “Information Circular”), each of which was previously filed on Form 6-K by Old Fording.

The Trust’s stock symbol on the New York Stock Exchange will remain the same as Old Fording’s stock symbol on the New York Stock Exchange, “FDG.”

The Common Shares were registered with the Securities and Exchange Commission pursuant to Section 12(b) of the Exchange Act. Pursuant to Rule 12g-3(a) under the Exchange Act, the Units are deemed to be registered under Section 12(b) of the Exchange Act. This report constitutes the Trust’s assumption of Old Fording’s reporting obligations under the Exchange Act.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

Date: February 28, 2003	By:	/s/ James F. Jones James F. Jones Fund Secretary

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